

September 29, 2023

Xiaoyuan Zhang
Chief Financial Officer
Senmiao Technology Ltd
16F, Shihao Square, Middle Jiannan Blvd.
High-Tech Zone, Chengdu
Sichuan, People's Republic of China 610000

      Re: Senmiao Technology Ltd
            Registration Statement on Form S-3
            Filed September 28, 2023
            File No. 333-274749

Dear Xiaoyuan Zhang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elizabeth F. Chen, Esq.